NEWS RELEASE
Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS EXPLORATION RESULTS AND UPDATES

  Exploration work completed to acquire 70% interest in the Valentine Lake property

  Acquired additional 30% interest in Camflo North-West property; now hold 80% interest

  Confirmed presence of new gold structures on the Wasamac and Francoeur properties

MONTREAL, Quebec, Canada, October 30, 2007 - Richmont Mines Inc. (RIC: AMEX-TSX) reports exploration program status and results for four of its exploration properties. These projects are as follows: the Valentine Lake property, located in Newfoundland; and Wasamac, Francoeur and Camflo NW properties, all located in Quebec. As of September 30, 2007, expenditures for exploration were $1.3 million for the first three quarters of 2007, and 4,817 metres were drilled on the four properties.

Valentine Lake project

A total of $1.0 million was invested on the exploration program at Valentine Lake in the first nine months of 2007, for total cash expenditures of $2,552,000 since the option agreement dated November 17, 2003. By meeting its option work commitments of $2.5 million by October 31, 2007, Richmont Mines will be entitled to acquire a 70% interest in the Valentine Lake property.

The objective of the recent exploration program was to drill targets outside of the known mineralized zones in order to evaluate the overall potential of the remainder of the large property. A helicopter high definition magnetic, spectrometry and Very Low Frequency (VLF) borne survey was completed in June 2007 covering more than 1,800 km, which encompasses the entire property. In August through mid-September, a total of 2,281 metres were drilled in eight drill holes. Results from this program to identify mineralization outside of the main mineralized zones did not identify any high grade mineralization. However, two drill holes identified good geological context, and there was anomalous gold mineralization in one intersection at 1.2 g/t Au over 7 metres, including 8.3 g/t Au over 0.9 metres. Table 1 presents drilling results for the Valentine Lake property.

Although the results of the recent exploration program did not identify any significant high grade zones, several targets remain to be tested in addition to the main zone of the Valentine Lake property which contains inferred resources of 1,314,780 tonnes at 8.50 g/t Au (cut at 58 g/t Au) for a total of 359,480 ounces of gold.

For the remainder of 2007, Richmont Mines will be finalizing the 70% property acquisition, formalizing the joint venture agreement with Mountain Lake Resources and developing a plan for the further advancement and expansion of the main zone.

Richmont Mines Exploration Results and Updates
October 30, 2007

TABLE 1 DRILLING RESULTS VALENTINE LAKE PROPERTY
Drill hole	From (m)	To (m)	Core length (m)	Gold grade (g/t)
VL-07-118	5.8	7.5	1.7	1.1
VL-07-119	No significant value
VL-07-120	No significant value
VL-07-121	No significant value
VL-07-122	No significant value
VL-07-123	394.1	401.5	7.4	1.2
Inc	400.6	401.5	0.9	8.3
VL-07-124	177.0	178.1	1.1	2.4
VL-07-125	No significant value
* The true thickness has not yet been established.

Wasamac and Francoeur properties

As of September 30, 2007, there was $141,166 in expenditures for the exploration program at the Wasamac and Francoeur properties. In 2007, three drill holes, for a total of 735 metres, and two drill holes, for a total of 435 metres, were drilled on the Francoeur and Wasamac properties, respectively. The results of the drilling programs confirmed the presence of new gold structures south of the main shear zones of the past-producing Francoeur and Wasamac Mines. One of two drill holes completed on the Wasamac property returned a gold intersection of 6.1 g/t Au over 1.5 metres and 5.3 g/t Au over 3.1 metres (uncut / core length) less than 230 metres from the surface. This intersection is located at 300 metres south of the Francoeur-Wasamac shear zone and represents the west extension of the Wildcat zone. Table 2 below presents drilling results for the Wasamac and Francoeur properties.

TABLE 2 DRILLING RESULTS WASAMAC AND FRANCOEUR
Drill hole	From (m)	To (m)	Core length (m)	Gold grade (g/t)	Gold grade (cut 34.28 g/t)
WASAMAC
WAS-07-22	107.0	108.5	1.5	6.08	6.08
	186.1	189.2	3.1	5.30	5.30
	224.3	230.9	6.6	1.39	1.39
WAS-07-23	No Significant Value
FRANCOEUR
FR-07-27
	28.2	31.7	3.5	1.22	1.22
	224.0	239.1	14.1	0.76	0.76
inc	225.0	230.7	5.7	1.44	1.44
	266.1	269.5	3.4	2.87	2.87
FR-07-28	No Significant Value
FR-07-29	No Significant Value
* The true thickness has not yet been established.

More work is planned for 2008 to evaluate the overall potential of the Francoeur and Wasamac properties.

Richmont Mines Exploration Results and Updates
October 30, 2007

Camflo North – West property

In April 2007, Richmont Mines completed 3 drill holes for a total of 1,366 metres of drilling on this property and expenditures of $123,468. The program tested geophysic targets inside the Kewagama sediment along a northeast structure controlling the Camflo intrusion, site of the past-producing Camflo Mine. Although there were no significant results from this drilling program, this work enabled Richmont Mines to acquire an additional 30% interest and now holds 80% of the Camflo North-West property located in the Malartic Gold Camp.

Mr. Martin Rivard, President and Chief Executive Officer of Richmont Mines, commented, "The further exploration at these four properties will help us meet our long-term objective to build our reserve base and ultimately expand our production potential. We have a strong balance sheet and the financial flexibility to fund exploration projects as well as pursue acquisition and partnership opportunities."

Martin Rivard
President and Chief Executive Officer.

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com

National Instrument 43-101 (NI 43-101)

The reserve and resource calculation of the different project were performed by qualified persons as defined by NI 43-101: For Valentine Lake as of December 15, 2004, completed by Mr. Larry Pilgrim, P.geo., from Richmont Mines;

The exploration programs were conducted by qualified geologist as required by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M.Sc. Geo., MBA, Director Geology and Exploration, an employee of Richmont Mines Inc. The content of this press release was reviewed by Mr. Jules Riopel.

For Valentine Lake, the analyses were conducted at the Eastern Analytical Ltd. laboratory in Springdale, Newfoundland, by means of fire assay fusion on 30 grams of material with atomic absorption (AA) finish. For Camflo NW, Wasamac and Francoeur, the analyses were conducted at the Swastika laboratory in Swastika, Ontario, by means of fire assay fusion on 30 grams of material with atomic absorption (AA) and gravimetric finish. A QAQC program is followed which includes mineralized standards and blanks for all exploration programs.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

Richmont Mines Exploration Results and Updates
October 30, 2007

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in and Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary note to U.S. investors concerning resource estimates Resource estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information:

Tammy Swiatek	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLP	Web Site: www.richmont-mines.com
Phone: 716 843-3853
E-mail: tswiatek@keiadvisors.com